UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER
001-38677

NOTIFICATION OF LATE FILING	CUSIP NUMBER
74933X203

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D	☐ Form N-CEN	☐ Form N-CSR

For Period Ended: June 30, 2023

☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

☐	Transition Report on Form N-SAR

For the Transition Period Ended: ___________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: __________________

PART I — REGISTRANT INFORMATION

Ra Medical Systems, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

1670 Highway 160 West, Suite 205
Address of Principal Executive Office (Street and Number)

Fort Mill, SC 29708
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

The registrant was unable to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2023 within the prescribed time period without unreasonable effort or expense because it requires additional time to complete certain analyses related to the purchase price allocation of Catheter Precision, Inc., including without limitation, an analysis of whether possible changes in estimates of purchase price and related estimated line items preliminarily reported in the registrant’s Form 10-Q for the quarter ended March 31, 2023 should be considered changes in estimates or corrections of errors, as well as coordination and logistical issues arising in connection with the registrant’s change of auditors that occurred during the quarter ended June 30, 2023.

The Registrant intends to file the Form 10-Q for the quarter ended June 30, 2023 as soon as it is able to complete its analysis and obtain sign off from its independent auditors.

 PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
Steven Passey	801	631-0747
(Name)	(Area Code)	(Telephone Number)
(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒     No ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒     No  ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Following the merger with Catheter Precision, Inc. on January 9, 2023, the registrant’s business focus has shifted to Catheter’s products.  As a result, the registrant’s revenues and results of operations for the quarter and six months ended June 30, 2023 relate primarily to Catheter’s products, while revenues and results of operations for the quarter and six months ended June 30, 2022 related to legacy Ra Medical products which are no longer being pursued by the registrant.  Accordingly, this means that the financial results for the respective quarterly and six-month periods are not comparable.  The registrant is able to preliminarily estimate revenues of approximately $96,000 for the quarter ended June 30, 2023, and $181,000 for the six months ended June 30, 2023, while revenues of $5,000 were reported for the quarter ended June 30, 2022, and revenues of $14,000 were reported for the six months ended June 30, 2022. Complete, final results for the quarter and six months ended June 30, 2023 are not available for the reasons stated above. The foregoing information is preliminary and is subject to adjustment when final numbers are reported. Adjustments could result from a number of factors including but not limited to the input of the Company's auditors as they complete the review process.

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Ra Medical Systems, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 15, 2023	By:	/s/ Steven Passey
Steven Passey
Chief Financial Officer and Secretary

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